LEGG MASON
GLOBAL ASSET MANAGEMENT

FOR IMMEDIATE RELEASE

Investor Relations:	**Media:**
Alan Magleby	Mary Athridge
410-454-5246	212-805-6035
amagleby@leggmason.com	mkathridge@leggmason.com

LEGG MASON REPORTS RESULTS FOR SECOND FISCAL QUARTER

-- **Net Income of $72.8 Million, or $0.82 per Diluted Share**

-- **Assets Under Management of $755.4 Billion**

-- **Long-term Net Outflows of $1.0 Billion**

Baltimore, Maryland - October 24, 2018 - Legg Mason, Inc. (NYSE: LM) today reported its operating results for the second fiscal quarter ended September 30, 2018.

	Quarters Ended			Six Months Ended	
Financial Results	Sep	Jun	Sep	Sep	Sep
(Amounts in millions, except per share amounts)	2018	2018	2017	2018	2017
Operating Revenues	$ 758.4	$ 747.9	$ 768.3	$ 1,506.3	$ 1,562.2
Operating Expenses	622.7	622.2	623.9	1,244.9	1,310.6
Operating Income	135.7	125.7	144.4	261.4	251.6
Net Income[1]	72.8	66.1	75.7	138.9	126.6
Net Income Per Share - Diluted[1]	0.82	0.75	0.78	1.57	1.29
Assets Under Management					
(Amounts in billions)					
End of Period Assets Under Management	$ 755.4	$ 744.6	$ 754.4	$ 755.4	$ 754.4
Average Assets Under Management	750.2	749.5	750.3	750.7	745.8

(1) Net Income Attributable to Legg Mason, Inc.

Joseph A. Sullivan, Chairman and CEO of Legg Mason said, "We are pleased to have delivered a solid quarter, even as the industry continued to navigate significant challenges. Executing our strategy of expanding client choice has diversified our platform across investment strategies, clients and geographies, making our business more resilient.

"Flows in the month of September were strong, our unfunded pipeline remains near record levels, and our business mix, with alternative and institutional inflows partially offsetting softness in retail and traditional strategies, demonstrates this business resilience.

"We look forward to continuing to deliver more of the platform's potential to our clients and the related financial results for our stakeholders."

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

1

LEGG MASON
GLOBAL ASSET MANAGEMENT

Assets Under Management of $755.4 Billion

Assets Under Management ("AUM") were $755.4 billion at September 30, 2018 compared with $744.6 billion at June 30, 2018 resulting from positive market performance of $11.0 billion and liquidity inflows of $3.0 billion. These more than offset negative foreign exchange of $2.0 billion, long-term outflows of $1.0 billion and realizations of $0.2 billion.

Assets Under Management	Quarter Ended September 30, 2018		
	AUM (in billions)	Flows (in billions)	Operating Revenue Yield [1]
Equity	$ 214.5	$ (1.1)	60 bps
Fixed Income	411.0	(0.5)	27 bps
Alternative	67.4	0.6 [2]	61 bps
Long-Term Assets	692.9	(1.0)	
Liquidity	62.5	3.0	14 bps
Total	$ 755.4	$ 2.0	38 bps

(1) Operating revenue yield equals total operating revenues less performance fees divided by average AUM

(2) Excludes realizations of $0.2 billion

At September 30, 2018, fixed income represented 55% of AUM, while equity represented 28%, alternatives represented 9% and liquidity represented 8%.

By geography, 70% of AUM was from clients domiciled in the United States and 30% from non-US domiciled clients.

Average AUM during the quarter was $750.2 billion compared to $749.5 billion in the prior quarter and $750.3 billion in the second quarter of fiscal year 2018. Average long-term AUM was $690.0 billion compared to $687.7 billion in the prior quarter and $675.1 billion in the second quarter of fiscal year 2018.

Quarterly Performance				
At September 30, 2018:	1-Year	3-Year	5-Year	10-Year
% of Strategy AUM beating Benchmark[3]	42%	68%	73%	82%
% of Long-Term U.S. Fund Assets Beating Lipper Category Average	37%	59%	61%	66%

(3) See "Supplemental Data Regarding Quarterly Performance."

Of Legg Mason's long-term U.S. mutual fund assets, 50% were in funds rated 4 or 5 stars by Morningstar.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

2

LEGG MASON
GLOBAL ASSET MANAGEMENT

Operating Results - Comparison to the First Quarter of Fiscal Year 2019

Net income was $72.8 million, or $0.82 per diluted share, compared to net income of $66.1 million, or $0.75 per diluted share, in the first quarter of fiscal year 2019. The increase was driven by lower seasonal compensation costs and a discrete tax benefit.

This quarter's results included:
- Discrete tax benefit related to the completion of a prior year audit of $2.8 million, or $0.03 per diluted share.
- Real estate charge associated with the sublease of office space in the Company's Baltimore headquarters of $2.4 million, or $0.02 per diluted share.

The prior quarter results included:
- Regulatory charge of $4.0 million, or $0.04 per diluted share.
- EnTrustPermal acquisition and transition-related costs of $1.5 million, or $0.01 per diluted share.

Operating revenues of $758.4 million were up 1% compared with $747.9 million in the prior quarter reflecting:

- An increase in pass through performance fees of $11.4 million.
- Higher advisory fee revenues of $2.0 million reflecting one additional day in the quarter.

Operating expenses were $622.7 million compared with $622.2 million in the prior quarter reflecting:

- Higher compensation and benefits of $3.3 million reflecting increased pass through performance fees, partially offset by seasonal compensation factors in the prior quarter.
- Occupancy expense increased by $2.4 million reflecting the real estate charge.
- A $4.0 million gain in the market value of deferred compensation and seed investments which is recorded as an increase in compensation and benefits with an offset in non-operating income, as compared to a $1.3 million gain in the prior quarter.
- Other expenses decreased by $3.6 million as the prior quarter included a regulatory charge of $4.0 million.

Non-operating expense was $24.8 million, as compared to $16.6 million in the prior quarter reflecting:

- Gains on corporate investments, not offset in compensation, were $2.9 million compared with gains of $5.8 million in the prior quarter.
- Gains on funded deferred compensation and seed investments, as described above.
- A $4.3 million loss associated with the consolidation of sponsored investment vehicles compared to a $3.7 million gain in the prior quarter. The consolidation of sponsored investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

Operating margin was 17.9% compared to 16.8% in the prior quarter. Operating margin, as adjusted[4], was 23.6%, as compared to 22.3% in the prior quarter.

Net income attributable to noncontrolling interests, excluding consolidated investment vehicles, was $11.3 million compared to $9.7 million in the prior quarter, principally related to Clarion, EnTrustPermal, RARE and Royce.

(4) See "Use of Supplemental Non-GAAP Financial Information."

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

3

LEGG MASON
GLOBAL ASSET MANAGEMENT

Operating Results - Comparison to the Second Quarter of Fiscal Year 2018

Net income was $72.8 million, or $0.82 per diluted share, compared to net income of $75.7 million, or $0.78 per diluted share, in the second quarter of fiscal year 2018.

This quarter's results included:
- Discrete tax benefit of $2.8 million, or $0.03 per diluted share.
- Real estate charge of $2.4 million, or $0.02 per diluted share.

The prior year quarter results included:
- Severance charges of $1.7 million, or $0.01 per diluted share.
- EnTrustPermal acquisition and transition-related costs of $1.4 million, or $0.01 per diluted share.
- Year-to-date annualization tax benefit of $1.2 million, or $0.01 per diluted share.

Operating revenues of $758.4 million were down 1% compared with $768.3 million in the prior year quarter reflecting:
- Lower non-pass through performance fees of $13.1 million.

Operating expenses were $622.7 million compared with $623.9 million in the second quarter of fiscal year 2018 reflecting:

- Lower compensation and benefits of $3.1 million, due to the decrease in non-pass through performance fees.
- Lower distribution and servicing expenses of $9.1 million.
- A $6.2 million increase in communications and technology expenses reflecting incremental spending.
- An increase in occupancy expenses of $2.2 million reflecting the real estate charge.
- A $4.0 million gain in the market value of deferred compensation and seed investments, which is recorded as an increase in compensation and benefits with an offset in non-operating income, compared with a gain of $4.8 million in the prior year quarter.

Non-operating expense was $24.8 million, compared to $18.1 million in the second quarter of fiscal year 2018 reflecting:

- Gains on corporate investments, not offset in compensation, were $2.9 million compared with gains of $2.4 million in the prior year quarter.
- Gains on funded deferred compensation and seed investments, as described above.
- $4.3 million in losses associated with the consolidation of sponsored investment vehicles, as compared to $2.1 million in gains in the prior year quarter. The consolidation of sponsored investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

Operating margin was 17.9% as compared to 18.8% in the second quarter of fiscal year 2018. Operating margin, as adjusted, was 23.6%, as compared to 24.9% in the second quarter of fiscal year 2018.

Net income attributable to noncontrolling interests, excluding consolidated investment vehicles, was $11.3 million, compared to $10.4 million in the prior year quarter, principally related to Clarion, EnTrustPermal, RARE and Royce.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

4

LEGG MASON
GLOBAL ASSET MANAGEMENT

Quarterly Business Developments and Recent Announcements

- Legg Mason paid-off the $125.5 million that was outstanding on the Company's revolver during FQ2.

- On October 4, 2018, Legg Mason announced it had launched its first actively managed taxable fixed-income ETF, sub-advised by Western Asset Management Company, LLC, a Legg Mason affiliate and globally integrated fixed-income manager, the Western Asset Total Return ETF [Nasdaq: WBND].

Balance Sheet

At September 30, 2018, Legg Mason's cash position was $611.2 million. Total debt, net was $2.2 billion, and stockholders' equity was $3.9 billion. The ratio of total debt to total capital was 37%, compared to 38% in the prior quarter. Seed investments totaled $250.2 million.

Conference Call to Discuss Results

A conference call to discuss the Company's results, hosted by Joseph A. Sullivan, Chairman and CEO of Legg Mason, Inc., will be held at 5:00 p.m. EDT today. The call will be open to the general public. Interested participants should access the call by dialing 1-800-447-0521 (or for international calls 1-847-413-3238), confirmation number 47604534, at least 10 minutes prior to the scheduled start to ensure a connection. A live listen-only webcast will also be available via the Investor Relations section of www.leggmason.com. The presentation slides that will be reviewed during the conference call will be available on the investor relations section of the Legg Mason website shortly after the release of the financial results.

A replay of the live broadcast will be available on the Legg Mason website, in the investor relations section, or by dialing 1-888-843-7419 (or for international calls 1-630-652-3042) and entering pass code 47604534# when prompted. Please note that the replay will be available beginning at 8:00 p.m. EDT on Wednesday, October 24, 2018, and ending at 11:59 p.m. EST on Wednesday, November 7, 2018

About Legg Mason

Guided by a mission of Investing to Improve Lives,[TM] Legg Mason helps investors globally achieve better financial outcomes by expanding choice across investment strategies, vehicles and investor access through independent investment managers with diverse expertise in equity, fixed income, alternative and liquidity investments. Legg Mason's assets under management are $755.4 billion as of September 30, 2018. To learn more, visit our web site, our newsroom, or follow us on LinkedIn, Twitter, or Facebook.

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual report on Form 10-K for the fiscal year ended March 31, 2018 and in the Company's quarterly reports on Form 10-Q.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

5

LEGG MASON
GLOBAL ASSET MANAGEMENT

Supplemental Data Regarding Quarterly Performance

Strategy Performance

For purposes of investment performance comparisons, strategies are an aggregation of discretionary portfolios (separate accounts, investment funds, and other products) into a single group that represents a particular investment objective. In the case of separate accounts, the investment performance of the account is based upon the performance of the strategy to which the account has been assigned. Each of our asset managers has its own specific guidelines for including portfolios in their strategies. For those managers which manage both separate accounts and investment funds in the same strategy, the performance comparison for all of the assets is based upon the performance of the separate account.

Approximately 89% of total AUM is included in strategy AUM as of September 30, 2018, although not all strategies have three-, five-, and ten-year histories. Total strategy AUM includes liquidity assets. Certain assets are not included in reported performance comparisons. These include: accounts that are not managed in accordance with the guidelines outlined above; accounts in strategies not marketed to potential clients; accounts that have not yet been assigned to a strategy; and certain smaller products at some of our affiliates.

Past performance is not indicative of future results. For AUM included in institutional and retail separate accounts and investment funds managed in the same strategy as separate accounts, performance comparisons are based on gross-of-fee performance. For investment funds which are not managed in a separate account format, performance comparisons are based on net-of-fee performance. Funds-of-hedge funds generally do not have specified benchmarks. For purposes of this comparison, performance of those products is net of fees, and is compared to the relevant HFRX index. These performance comparisons do not reflect the actual performance of any specific separate account or investment fund; individual separate account and investment fund performance may differ. The information in this presentation is provided solely for use regarding this presentation and is not directed toward existing or potential clients of Legg Mason.

At September 30, 2018:	1-Year	3-Year	5-Year	10-Year
% of Strategy AUM beating Benchmark				
Fixed Income	41%	84%	84%	92%
Equity	22%	28%	37%	59%
Alternatives	67%	71%	92%	59%

Long-term US Fund Assets Beating Lipper Category Average

Long-term US fund assets include open-end, closed-end, and variable annuity funds. These performance comparisons do not reflect the actual performance of any specific fund; individual fund performance may differ. Past performance is not a guarantee of future results. Source: Lipper Inc.

At September 30, 2018:	1-Year	3-Year	5-Year	10-Year
% of Long-Term U.S. Fund Assets Beating Lipper Category Average				
Fixed Income	38%	69%	79%	81%
Equity	36%	51%	45%	53%
Alternatives (performance relates to only 3 funds)	0%	0%	92%	n/a

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands)
(Unaudited)

	Quarters Ended			Six Months Ended	
	September 2018	June 2018	September 2017	September 2018	September 2017
Operating Revenues:					
Investment advisory fees:					
Separate accounts	$ 261,567	$ 259,895	$ 253,128	$ 521,462	$ 503,174
Funds	383,923	383,564	393,035	767,487	775,263
Performance fees	31,874	24,036	40,821	55,910	122,358
Distribution and service fees	79,074	79,190	80,668	158,264	159,574
Other	1,989	1,220	686	3,209	1,811
Total operating revenues	758,427	747,905	768,338	1,506,332	1,562,180
Operating Expenses:					
Compensation and benefits	364,885	361,568	367,951	726,453	781,258
Distribution and servicing	114,525	116,592	123,634	231,117	245,983
Communications and technology	57,489	56,740	51,299	114,229	101,602
Occupancy	27,352	24,904	25,171	52,256	49,579
Amortization of intangible assets	6,102	6,180	6,082	12,282	12,421
Impairment of intangible assets	—	—	—	—	34,000
Contingent consideration fair value adjustments	145	426	—	571	(16,550)
Other	52,201	55,819	49,782	108,020	102,263
Total operating expenses	622,699	622,229	623,919	1,244,928	1,310,556
Operating Income	135,728	125,676	144,419	261,404	251,624
Non-Operating Income (Expense):					
Interest income	2,420	2,446	1,572	4,866	3,040
Interest expense	(29,860)	(29,917)	(29,077)	(59,777)	(58,343)
Other income, net	6,627	7,252	7,289	13,879	18,677
Non-operating income (expense) of consolidated investment vehicles, net	(3,998)	3,583	2,094	(415)	3,091
Total non-operating income (expense)	(24,811)	(16,636)	(18,122)	(41,447)	(33,535)
Income Before Income Tax Provision	110,917	109,040	126,297	219,957	218,089
Income tax provision	29,844	30,675	38,673	60,519	66,928
Net Income	81,073	78,365	87,624	159,438	151,161
Less: Net income attributable to noncontrolling interests	8,270	12,275	11,960	20,545	24,577
Net Income Attributable to Legg Mason, Inc.	$ 72,803	$ 66,090	$ 75,664	$ 138,893	$ 126,584

(Continued)

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME, CONTINUED
(Amounts in thousands, except per share amounts)
(Unaudited)

| | Quarters Ended | | | Six Months Ended | |
	September 2018	June 2018	September 2017	September 2018	September 2017
Net Income Attributable to Legg Mason, Inc.	$ 72,803	$ 66,090	$ 75,664	$ 138,893	$ 126,584
Less: Earnings (distributed and undistributed) allocated to participating securities [1]	2,577	2,324	2,687	4,898	4,387
Net Income (Distributed and Undistributed) Allocated to Shareholders (Excluding Participating Securities)	$ 70,226	$ 63,766	$ 72,977	$ 133,995	$ 122,197
Net Income per Share Attributable to Legg Mason, Inc. Shareholders:					
Basic	$ 0.82	$ 0.75	$ 0.78	$ 1.57	$ 1.30
Diluted	$ 0.82	$ 0.75	$ 0.78	$ 1.57	$ 1.29
Weighted-Average Number of Shares Outstanding:					
Basic	85,482	85,120	93,087	85,303	93,973
Diluted	85,612	85,491	93,496	85,536	94,390

[1] Participating securities excluded from weighted-average number of shares outstanding were 3,156, 3,053, and 3,417 for the quarters ended September 2018, June 2018, and September 2017, respectively, and 3,105 and 3,305 for the six months ended September 2018 and September 2017, respectively.

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME
(Amounts in thousands)
(Unaudited)

Quarters Ended

	September 2018			June 2018			September 2017		
	Balance Before Consolidation of Consolidated Investment Vehicles and Other [1]	Consolidated Investment Vehicles and Other [1]	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles and Other [1]	Consolidated Investment Vehicles and Other [1]	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles and Other [1]	Consolidated Investment Vehicles and Other [1]	Consolidated Totals
Total operating revenues	$ 758,530	$ (103)	$ 758,427	$ 748,108	$ (203)	$ 747,905	$ 768,361	$ (23)	$ 768,338
Total operating expenses	622,430	269	622,699	621,816	413	622,229	623,814	105	623,919
Operating Income (Loss)	136,100	(372)	135,728	126,292	(616)	125,676	144,547	(128)	144,419
Non-operating income (expense)	(22,189)	(2,622)	(24,811)	(19,784)	3,148	(16,636)	(19,794)	1,672	(18,122)
Income (Loss) Before Income Tax Provision	113,911	(2,994)	110,917	106,508	2,532	109,040	124,753	1,544	126,297
Income tax provision	29,844	—	29,844	30,675	—	30,675	38,673	—	38,673
Net Income (Loss)	84,067	(2,994)	81,073	75,833	2,532	78,365	86,080	1,544	87,624
Less: Net income (loss) attributable to noncontrolling interests	11,264	(2,994)	8,270	9,743	2,532	12,275	10,416	1,544	11,960
Net Income Attributable to Legg Mason, Inc.	$ 72,803	$ —	$ 72,803	$ 66,090	$ —	$ 66,090	$ 75,664	$ —	$ 75,664

Six Months Ended

	September 2018			September 2017		
	Balance Before Consolidation of Consolidated Investment Vehicles and Other [1]	Consolidated Investment Vehicles and Other [1]	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles and Other [1]	Consolidated Investment Vehicles and Other [1]	Consolidated Totals
Total operating revenues	$ 1,506,638	$ (306)	$ 1,506,332	$ 1,562,247	$ (67)	$ 1,562,180
Total operating expenses	1,244,246	682	1,244,928	1,310,428	128	1,310,556
Operating Income (Loss)	262,392	(988)	261,404	251,819	(195)	251,624
Non-operating income (expense)	(41,973)	526	(41,447)	(35,922)	2,387	(33,535)
Income (Loss) Before Income Tax Provision	220,419	(462)	219,957	215,897	2,192	218,089
Income tax provision	60,519	—	60,519	66,928	—	66,928
Net Income (Loss)	159,900	(462)	159,438	148,969	2,192	151,161
Less: Net income (Loss) attributable to noncontrolling interests	21,007	(462)	20,545	22,385	2,192	24,577
Net Income Attributable to Legg Mason, Inc.	$ 138,893	$ —	$ 138,893	$ 126,584	$ —	$ 126,584

[1] Other represents consolidated sponsored investment products that are not designated as CIVs

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF OPERATING MARGIN, AS ADJUSTED [1]
(Amounts in thousands)
(Unaudited)

	Quarters Ended			Six Months Ended	
	September 2018	June 2018	September 2017	September 2018	September 2017
Operating Revenues, GAAP basis	$ 758,427	$ 747,905	$ 768,338	$ 1,506,332	$ 1,562,180
Plus (less):					
Pass-through performance fees	(24,006)	(12,620)	(19,874)	(36,626)	(85,305)
Operating revenues eliminated upon consolidation of investment vehicles	103	203	23	306	67
Distribution and servicing expense excluding consolidated investment vehicles	(114,516)	(116,558)	(123,578)	(231,074)	(245,927)
Operating Revenues, as Adjusted	$ 620,008	$ 618,930	$ 624,909	$ 1,238,938	$ 1,231,015
Operating Income, GAAP basis	$ 135,728	$ 125,676	$ 144,419	$ 261,404	$ 251,624
Plus (less):					
Gains on deferred compensation and seed investments, net	3,964	1,272	4,824	5,236	10,252
Impairment of intangible assets	—	—	—	—	34,000
Amortization of intangible assets	6,102	6,180	6,082	12,282	12,421
Contingent consideration fair value adjustments	145	426	—	571	(16,550)
Charge related to regulatory matter	151	4,000	—	4,151	—
Operating loss of consolidated investment vehicles, net	372	616	128	988	195
Operating Income, as Adjusted	$ 146,462	$ 138,170	$ 155,453	$ 284,632	$ 291,942
Operating Margin, GAAP basis	17.9 %	16.8 %	18.8 %	17.4 %	16.1 %
Operating Margin, as Adjusted	23.6	22.3	24.9	23.0	23.7

[1] See explanations for "Use of Supplemental Non-GAAP Financial Information."

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF CASH PROVIDED BY OPERATING ACTIVITIES
TO ADJUSTED EBITDA [1]
(Amounts in thousands)
(Unaudited)

	Quarters Ended			Six Months Ended	
	September 2018	June 2018	September 2017	September 2018	September 2017
Cash provided by (used in) operating activities, GAAP basis	$ 289,568	$ (102,170)	$ 290,390	$ 187,398	$ 174,906
Plus (less):					
Interest expense, net of accretion and amortization					
of debt discounts and premiums	29,341	29,356	28,343	58,697	56,673
Current tax expense	9,975	8,878	9,662	18,853	15,734
Net change in assets and liabilities	(69,426)	215,016	(144,921)	145,590	70,334
Net change in assets and liabilities					
of consolidated investment vehicles	(84,704)	14,580	(561)	(70,124)	31,200
Net income attributable to noncontrolling interests	(8,270)	(12,275)	(11,960)	(20,545)	(24,577)
Net gains and earnings on investments	8,336	6,792	1,491	15,128	7,037
Net gains (losses) on consolidated investment vehicles	(3,998)	3,583	2,094	(415)	3,091
Other	153	(374)	194	(221)	271
Adjusted EBITDA	$ 170,975	$ 163,386	$ 174,732	$ 334,361	$ 334,669

[1] See explanations for "Use of Supplemental Non-GAAP Financial Information."

LEGG MASON, INC. AND SUBSIDIARIES
(Amounts in billions)
(Unaudited)

Assets Under Management

By asset class:	Quarters Ended						
	September 2018	June 2018	March 2018	December 2017	September 2017		
Equity	$ 214.5	$ 206.4	$ 203.0	$ 207.6	$ 201.2		
Fixed Income	411.0	412.3	422.3	420.1	411.9		
Alternative	67.4	66.4	66.1	66.3	65.8		
Long-Term Assets	692.9	685.1	691.4	694.0	678.9		
Liquidity	62.5	59.5	62.7	73.2	75.5		
Total	$ 755.4	$ 744.6	$ 754.1	$ 767.2	$ 754.4		

By asset class (average):	Quarters Ended					Six Months Ended	
	September 2018	June 2018	March 2018	December 2017	September 2017	September 2018	September 2017
Equity	$ 212.2	$ 205.0	$ 208.8	$ 204.7	$ 198.9	$ 208.9	$ 194.5
Fixed Income	411.4	416.7	422.2	414.8	410.2	414.3	405.7
Alternative	66.4	66.0	66.1	65.8	66.0	66.2	66.7
Long-Term Assets	690.0	687.7	697.1	685.3	675.1	689.4	666.9
Liquidity	60.2	61.8	69.8	74.6	75.2	61.3	78.9
Total	$ 750.2	$ 749.5	$ 766.9	$ 759.9	$ 750.3	$ 750.7	$ 745.8

Component Changes in Assets Under Management

	Quarters Ended					Six Months Ended	
	September 2018	June 2018	March 2018	December 2017	September 2017	September 2018	September 2017
Beginning of period	$ 744.6	$ 754.1	$ 767.2	$ 754.4	$ 741.2	$ 754.1	$ 728.4
Net client cash flows:							
Equity	(1.1)	(2.2)	(2.1)	(3.2)	(2.4)	(3.3)	(1.4)
Fixed Income	(0.5)	1.3	2.8	5.4	0.9	0.8	1.2
Alternative	0.6	—	0.5	—	(0.7)	0.6	(1.5)
Long-Term flows	(1.0)	(0.9)	1.2	2.2	(2.2)	(1.9)	(1.7)
Liquidity	3.0	(2.9)	(10.7)	(2.3)	0.2	—	(11.3)
Total net client cash flows	2.0	(3.8)	(9.5)	(0.1)	(2.0)	(1.9)	(13.0)
Realizations[1]	(0.2)	(0.3)	(0.5)	(0.3)	(0.5)	(0.5)	(1.9)
Market performance and other[2]	11.0	1.1	(6.0)	13.5	13.5	12.2	38.3
Impact of foreign exchange	(2.0)	(6.5)	2.9	(0.4)	2.2	(8.5)	2.9
Acquisitions (disposition), net	—	—	—	0.1	—	—	(0.3)
End of period	$ 755.4	$ 744.6	$ 754.1	$ 767.2	$ 754.4	$ 755.4	$ 754.4

(1) Realizations represent investment manager-driven distributions primarily related to the sale of assets. Realizations are specific to our alternative managers and do not include client-driven distributions (e.g. client requested redemptions, liquidations or asset transfers).

(2) The quarter ended September 30, 2017 includes a reclassification of $1.0 billion from long-term net client cash flows to Market performance and other. For the six months ended September 30, 2017, Other includes a $3.7 billion reconciliation to previously reported amounts.

(3) Due to effects of rounding, the sum of the quarterly results may differ immaterially from the year-to-date results.

Use of Supplemental Non-GAAP Financial Information

As supplemental information, we are providing a performance measure for "Operating Margin, as Adjusted" and a liquidity measure for "Adjusted EBITDA", each of which are based on methodologies other than generally accepted accounting principles ("non-GAAP"). Our management uses these measures as benchmarks in evaluating and comparing our period-to-period operating performance and liquidity.

Operating Margin, as Adjusted

We calculate "Operating Margin, as Adjusted," by dividing (i) Operating Income, adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing arrangements, amortization related to intangible assets, income (loss) of consolidated investment vehicles, the impact of fair value adjustments of contingent consideration liabilities, if any, unusual and other non-core charges (including the previously disclosed regulatory charge), and impairment charges by (ii) our operating revenues, adjusted to add back net investment advisory fees eliminated upon consolidation of investment vehicles, less distribution and servicing expenses which we use as an approximate measure of revenues that are passed through to third parties, and less performance fees that are passed through as compensation expense or net income (loss) attributable to noncontrolling interests, which we refer to as "Operating Revenues, as Adjusted." The deferred compensation items are removed from Operating Income in the calculation because they are offset by an equal amount in Non-operating income (expense), net, and thus have no impact on Net Income (Loss) Attributable to Legg Mason, Inc. We adjust for the impact of the amortization of management contract assets and the impact of fair value adjustments of contingent consideration liabilities, if any, which arise from acquisitions to reflect the fact that these items distort comparison of our operating results with the results of other asset management firms that have not engaged in significant acquisitions. Impairment charges, unusual and other non-core charges (including the previously disclosed regulatory charge), and income (loss) of consolidated investment vehicles are removed from Operating Income in the calculation because these items are not reflective of our core asset management operations. We use Operating Revenues, as Adjusted, in the calculation to show the operating margin without distribution and servicing expenses, which we use to approximate our distribution revenues that are passed through to third parties as a direct cost of selling our products, although distribution and servicing expenses may include commissions paid in connection with the launching of closed-end funds for which there is no corresponding revenue in the period. We also use Operating Revenues, as Adjusted, in the calculation to show the operating margin without performances fees which are passed through as compensation expense or net income (loss) attributable to noncontrolling interests per the terms of certain more recent acquisitions. Operating Revenues, as Adjusted, also include our advisory revenues we receive from consolidated investment vehicles that are eliminated in consolidation under GAAP.

We believe that Operating Margin, as Adjusted, is a useful measure of our performance because it provides a measure of our core business activities. It excludes items that have no impact on Net Income (Loss) Attributable to Legg Mason, Inc. and indicates what our operating margin would have been without distribution revenues that are passed through to third parties as a direct cost of selling our products, performance fees that are passed through as compensation expense or net income (loss) attributable to noncontrolling interests per the terms of certain more recent acquisitions, amortization related to intangible assets, changes in the fair value of contingent consideration liabilities, if any, impairment charges, unusual and other non-core charges (including the previously disclosed regulatory charge), and the impact of the consolidation of certain investment vehicles described above. The consolidation of these investment vehicles does not have an impact on Net Income (Loss) Attributable to Legg Mason, Inc. This measure is provided in addition to our operating margin calculated under GAAP but is not a substitute for calculations of margins under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins of other companies.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

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LEGG MASON
GLOBAL ASSET MANAGEMENT

Adjusted EBITDA

We define Adjusted EBITDA as cash provided by (used in) operating activities plus (minus) interest expense, net of accretion and amortization of debt discounts and premiums, current income tax expense (benefit), the net change in assets and liabilities, net (income) loss attributable to noncontrolling interests, net gains (losses) and earnings on investments, net gains (losses) on consolidated investment vehicles, and other. The net change in assets and liabilities adjustment aligns with the Consolidated Statements of Cash Flows. Adjusted EBITDA is not reduced by equity-based compensation expense, including management equity plan non-cash issuance-related charges. Most management equity plan units may be put to or called by Legg Mason for cash payment, although their terms do not require this to occur.

We believe that this measure is useful to investors and us as it provides additional information with regard to our ability to meet working capital requirements, service our debt, and return capital to our shareholders. This measure is provided in addition to Cash provided by operating activities and may not be comparable to non-GAAP performance measures or liquidity measures of other companies, including their measures of EBITDA or Adjusted EBITDA. Further, this measure is not to be confused with Net Income, Cash provided by operating activities, or other measures of earnings or cash flows under GAAP, and are provided as a supplement to, and not in replacement of, GAAP measures.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

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